FOOD AND DRINK

Chez Casa

97 Bridge Street Salem, MA 01970

The Pitch

Chez Casa is seeking investment to launch a quick-serve cafe & deli offering sandwiches and takeout in the Bridge Neck neighborhood of Salem

THE ENTREPRENEUR BEHIND CHEZ CASA

Keenan Langlois

CHEF/OWNER

Keenan Langlois grew up on Martha's Vineyard where he learned his love of food and cooking from his parents. He started working in the restaurant industry when he was 13 and went on to work, travel, eat and explore before heading to the Culinary Institute of America (CIA) in New York. While there, he landed an internship under Nancy Oakes, a James Beard award winner, at Boulevard in San Francisco. He later returned to the CIA to graduate with honors. Langlois later moved to Boston where he proceeded to gain invaluable experience in a range of kitchens and cuisines. Working with Gordon Hamersley at Hamersley's Bistro provided him the opportunity to cook at the Michelin 3-star restaurant Les Jardin des Sens in Montpellier, France. Langlois went on to work with Michael Leviton at Lumière, where he learned the discipline it takes to become a well-rounded cook. He then moved over to the South End's beloved Nightingale where he practiced making breads and pastries on a daily basis. Under the tutelage of Chefs Rob Jean and Jamie Mammano at Sorellina, Langlois developed an appreciation for the art of refined Italian cuisine. His love of all things French led him to The Aquitaine Group where he helped Gaslight Brasserie gain numerous awards and acknowledgement before reigniting the menu at the South End's beloved Union Bar and Grille. In 2014, he joined the team at The Sinclair as Executive Chef. In the February of 2017 Langlois opened Publico Street Bistro producing a multinational menu influenced by Langlois travels and tastes. Recently Langlois has helped the owners of Superfine Foods open another location in Marblehead. He has worked as a private in home chef and started the acclaimed Dragon Pizza in Somerville. Along the way, Langlois has traveled extensively, from a 10,000 mile trek across the US, to sojourns across Europe, to a journey through Istanbul. His travels, along with his education at the CIA, his work under award-winning chefs, and his experience helming kitchens across Boston and gaining his own awards have helped him develop his own singular style based on perfected techniques and a love for showcasing the freshest local ingredients. Whether he's based in Boston or on the other side of the world, his philosophy remains the same: "Simple food cooked perfectly never goes out of style."

The Terms

THE BUSINESS DISTRIBUTES
5.0%
of their revenue to investors
INVESTORS RECEIVE A MAXIMUM TOTAL
1.5×
of the amount they invest

If you invest in Chez Casa and they raise at least $20,000 by Jan. 13, 2019, you will be issued a revenue sharing note. They will repay **5.0% of their gross revenue** to investors until you receive **1.5× of your initial investment**. If you haven't received that amount by March 1, 2024, it comes due regardless of their revenue. If Chez Casa doesn't raise at least $20,000 by Jan. 13, 2019, you will be fully refunded.

Summary of Terms

Review the summary of terms for Chez Casa's offering. These terms are further defined in the the note agreement.

Min Amount to Raise	$20,000
Max Amount to Raise	$30,000
Percentage of Revenue	5.0%
Cap	1.5×
Maturity Date	March 1, 2024
Seniority	Subordinated
Securitization	Unsecured

The Perks

In addition to the terms, the following perks are available to Chez Casa's early investors.

Dine with a Guest *Available to the next 5 who invest at least $1,000.*

Dine with a Guest

Order at Chez Casa with a guest and pay half of total order. 2 for 1 valid for seven total visits or up to 1 year from initial visit.

MINIMUM INVESTMENT

$1,000

AMOUNT REMAINING

5

Premium Gift Basket *Available to the next 5 who invest at least $2,500.*

Premium Gift Basket

Investors will receive a premium gift basket filled with Chez Casa signature items.

MINIMUM INVESTMENT

$2,500

AMOUNT REMAINING

5

Name Your Sandwich *Available to the next 4 who invest at least $5,000.*

Name Your Sandwich

Collaborate with the chef and create a signature sandwich with your name on it and have it featured for one month.

MINIMUM INVESTMENT

$5,000

AMOUNT REMAINING

4

The Story

Chez Casa is a full service upscale casual concept focusing on multiple, but limited cuisines in a quick serve and take away setting. The menu is inspired by European cooking traditions with a touch of the Central and Southern Americas including a selection of prepared foods such as fresh pastas, sauces and accoutrements . The daytime cafe menu is centered around coffee, fresh juices and healthy blended drinks along with lunch fare. Also available are prepared foods such as roasted chicken or vegetable lasagna, sauces and spreads available for carry out.

Continued growth and education of the populace presents new opportunities to provide hospitality in Salem. The influx of residents and the culinary education of these new peoples presents the need for new options in dining and hospitality experiences. Chez Casa provides a different environment born from my personal trials, travel and education that culminates with my favorite parts of these experiences.

Chez Casa borrows from multiple cultures and nationalities to set forth an experience unique to the dining landscape in the Salem and surrounding towns.

Aiming to envelope the wide range of tastes and inclinations of young professionals and mature groups alike, Chez Casa provides a worldly atmosphere with familiar accents and serves approachable yet interesting food created from a life of culinary and personal accomplishments.

Pre existing local competition comes from small cafes, and casual restaurants where singular orientations prevail.

Where Chez Casa differentiates is in providing a confluence of refreshingly different cuisines and senses in one house.

Chez Casa will be owned and operated by Waterview Hospitality LLC, a Boston based limited liability corporation managed by Keenan Langlois, a resident of Chelsea, Ma. Keenan is a graduate of The Culinary Institute of America and a lifelong devotee in the hospitality industry. Aside from international kitchen training, Langlois has worked for multiple award winning restaurant organizations and has been instrumental in the opening and operating of several restaurant concepts in the Boston area.

Chez Casa will offer made to order products such as sandwiches, salads and hot items. We will also create pre made items and meals for takeaway and partial in-home assembly. All items will be made at Chez Casa where applicable. Particular items will include fresh pastas, unique bottled sauces and sides, baked goods and fully prepared meals easy to travel and reheat.

Business Model

Chez Casa is in the quick serve, casual hospitality sector. The products range from meals made a la minute and consumed in house or taken out, to prepared entrees for the guest to simply reheat. We will also offer fresh pastas and sauces so that the patron can have a more liberal interpretation of preparing at home.

The plan to grow the company is by creating marketable signature products that can be placed in larger retailers around the area. Products such as sauces and stocks, pates and other artisanal food items. Also we will be looking into catering and offsite functions.

The pricing structure will be competitive with the local pre-existing businesses. Most products will be moderately priced with some exceptions for premium items, (anything with expensive ingredients or long and involved preparation process). Coffees and production beverages will average around $4 and food products will average around $10. Retail items will range from $7 hot sauce bottles to $65 handmade aprons.

This will be the beginning of the lifecycle of Chez Casa and any future entities derived from the original platform. Chez Casa as a business has been created as a launch pad for multiple branches of retail lines such as Chicky Casa and Cafe Casa.

Market and Location Analysis

Chez Casa is located at 97 Bridge Street which is a thoroughfare connecting Salem to Beverly. The highly trafficked route cuts through a residential area in North Salem. The immediate local competitors are Coffee Time Bake Shop, Dunkin Donuts, The 99 and Amazing Pizza. The indirect competition comes from businesses in the downtown Salem district, about 5 miles away. Salem has a population of just under 43000 with the median age of 36 yrs. Beverly has a population of 4100 with the median age 40.6 yrs.

The guests and patrons of Chez Casa are mostly local residents. The location of Chez Casa on a main artery into neighboring Beverly will bring guests from a number of surrounding towns. They are old and young and from varying backgrounds. The food and pricing will accommodate all ranges of palates and wallets. Most patrons will spend a check average of $15 per transaction. Coffees and drinks will average around $4 per transaction while food products will make up $10-$12. Takeaway products such as pre-made entrees will average around $15. Working professionals are the biggest spenders in quick serve. Householders in the prime ages of 35-44 are spending 39% more on breakfast and 33% more on lunch at quick serve locations than at full service establishments.